 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Feeback, Cynthia (Last) (First) (Middle) 500 Dallas Street, Suite 700 (Street) Houston, TX 77002 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Plains Exploration & Production Company PXP 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 12/18/02 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   Director      10% Owner
X Officer (give title below)        Other (specify below)

Description           Senior Vice President-Accounting and Treasurer
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Common Stock	12/18/02		J(1)		2,101	A		$2,101	I	Through 401(k) Plan

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Stock Appreciation Rights(2)	$2.66	12/18/02		A		9,000		Immed.	12/10/03	Common Stock	9,000		$9,000	D
Stock Appreciation Rights(2)	$2.46	12/18/02		A		10,000		Immed.	2/15/05	Common Stock	10,000		$10,000	D
Stock Appreciation Rights(2)	$6.14	12/18/02		A		13,000		Immed.	3/19/03	Common Stock	13,000		$13,000	D
Stock Appreciation Rights(2)	$5.65	12/18/02		A		15,000		Immed.	4/12/04	Common Stock	15,000		$15,000	D
Stock Appreciation Rights(2)	$5.47	12/18/02		A		10,000		(3)	7/26/05	Common Stock	10,000		$10,000	D
Stock Appreciation Rights(2)	$9.37	12/18/02		A		25,000		(4)	5/07/06	Common Stock	25,000		$25,000	D
Stock Appreciation Rights(2)	$9.98	12/18/02		A		10,000		(5)	9/24/06	Common Stock	10,000		$10,000	D
Stock Appreciation Rights(2)	$9.36	12/18/02		A		25,000		(6)	2/20/07	Common Stock	25,000		$25,000	D
Explanation of Responses:

(1) Pro rata distribution (the "Spin-off") from Plains Resources Inc., of which the Reporting Person is a stockholder, to its stockholders of all of the common stock of Plains Exploration & Production Company.
(2) Grant of stock appreciation rights for Plains Resources stock options held by the Reporting Person pursuant to the terms of the Spin-off.
(3) 5,000 stock appreciation rights already vested on the date hereof. 2,500 stock appreciation rights vest on July 26, 2003 and 2,500 stock appreciation rights vest on July 26, 2004.
(4) 6,250 stock appreciation rights already vested on the date hereof. 6,250 stock appreciation rights will vest in three equal annual installments beginning on May 7, 2003.
(5) 2,500 stock appreciation rights already vested on the date hereof. 2,500 stock appreciation rights will vest in three equal annual installments beginning on July 11, 2003.
(6) 6,250 stock appreciation rights will vest in four equal annual installments beginning on February 20, 2003.

By: /s/ Cynthia A. Feeback 12/20/02 ** Signature of Reporting Person Date SEC 1474 (9-02)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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